International Game Technology PLC Annual General Meeting

On May 9, 2023, International Game Technology PLC (the "Company") held its annual general meeting of shareholders (the "2023 AGM"). At the 2023 AGM, 23 matters were considered and acted upon. Each of the resolutions 1 through 23 were adopted.

The table below shows the results of the poll for each resolution. The full text of the resolutions is contained in the notice of 2023 AGM which is available on the Company's website at www.IGT.com.

Resolution 1: To receive and adopt the annual report and accounts for the financial year ended 31 December 2022 ("Annual Report and Accounts").

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,893,157	71,580	378,964,737	1,878,070	0

Resolution 2: To approve the directors' remuneration report (excluding the remuneration policy) set out in the Annual Report and Accounts.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
324,772,495	54,429,281	379,201,776	1,641,031	0

Resolution 3: To approve Massimiliano Chiara continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
365,208,743	14,008,250	379,216,993	1,625,814	0

Resolution 4: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
372,058,703	7,158,435	379,217,138	1,625,669	0

Resolution 5: To approve Marco Drago continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
376,085,826	3,129,626	379,215,452	1,627,355	0

Resolution 6: To approve Ashley M. Hunter continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,231,922	1,001,877	379,233,799	1,609,008	0

Resolution 7: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,352,604	10,881,150	379,233,754	1,609,053	0

Resolution 8: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,767,854	466,287	379,234,141	1,608,666	0

Resolution 9: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
376,088,245	3,124,704	379,212,949	1,629,858	0

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Resolution 10: To approve Maria Pinelli continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,775,661	454,722	379,230,383	1,612,424	0

Resolution 11: To approve Samantha Ravich continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
371,467,142	7,765,172	379,232,314	1,610,493	0

Resolution 12: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,254,977	954,142	379,209,119	1,633,688	0

Resolution 13: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
376,070,418	3,135,447	379,205,865	1,636,942	0

Resolution 14: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
371,977,587	7,228,354	379,205,941	1,636,866	0

Resolution 15: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2023 AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,667,218	575,871	379,243,089	1,599,718	0

Resolution 16: To authorize the board of directors of the Company or its audit committee to determine the auditor's remuneration.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,770,892	465,489	379,236,381	1,606,426	0

Resolution 17: To authorize political donations and expenditure not exceeding £100,000, in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,706,487	496,823	379,203,310	1,639,497	0

Resolution 18: To authorize the directors to allot shares in the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
377,986,778	1,215,643	379,202,421	1,640,386	0

***Resolution 19**: To authorize the directors, if Resolution 18 is passed, to disapply pre-emption rights.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
374,016,379	4,575,133	378,591,512	2,251,295	0

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3 *Resolution 20: To authorize the directors, if Resolution 18 is passed and in addition to any authority granted under Resolution 19, to disapply pre-emption rights for the purposes of financing an acquisition or a specified capital investment. FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 374,529,660 4,646,733 379,176,393 1,666,414 0 *Resolution 21: To authorize the Company to make off-market purchases of its own ordinary shares. FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 378,976,623 239,560 379,216,183 1,626,624 0 *Resolution 22: To approve the capitalization of the Company’s revaluation reserve and to authorize the board of directors of the Company to allot the Capital Reduction Share (as defined in the notice of 2023 AGM). FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 378,723,988 451,075 379,175,063 1,667,744 0 *Resolution 23: To approve the cancellation of the Capital Reduction Share (as defined in the notice of 2023 AGM). FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 378,745,158 450,070 379,195,228 1,647,579 0 * Denotes a special resolution requiring a 75% majority. Notes: (1) A “vote abstain” is not a vote in law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution. (2) At the close of business on May 4, 2023, the outstanding share capital of the Company was 200,214,023 ordinary shares (excluding 6,873,196 treasury shares) each carrying one vote, 207,087,219 special voting shares each carrying 0.9995 votes, and 50,000 sterling non-voting shares.